July 13, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission Division of Corporation Finance
Attn: Terence O’Brien
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:  DXP Enterprises, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 16, 2015
        File No. 0-21513

Ladies and Gentlemen:

Set forth below is the response of DXP Enterprises, Inc. (the “Company,” “we,” “our,” “us”) to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2015 regarding our Form 10-K for the Fiscal Year Ended December 31, 2014.

For ease of reference, we have cited the Staff comments in bold type prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2014

Impairment of Goodwill and Other Indefinite Intangible Assets, page 35

1.
We note that you recorded a $116,569 goodwill impairment charge during the fourth quarter of 2014. Please expand your disclosure to identify your reporting units that have goodwill and indicate, if true, that the fair values of these reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with these reporting units.

For any reporting unit with a fair value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
The DXP Core Supply Chain Services, DXP Core IPS, DXP Core Service Centers, Canada Service Centers and NatPro Service Centers reporting units have goodwill. The fair value of each of these reporting units as of October 1, 2014 was substantially in excess of each reporting unit’s carrying value. The aggregate goodwill associated with these reporting units is $180.3 million, and the aggregate excess fair value of these reporting units over the carrying value at the measurement date was over 200%.  The two reporting units with the lowest excess fair value are 90% and 17%, respectively, and the reporting unit with 17% excess fair value represents less than 5% of goodwill at December 31, 2014.  The remaining reporting units, B27 Service Centers, B27 IPS and NatPro IPS, recorded impairment losses during the fourth quarter of 2014.  The NatPro IPS goodwill was reduced to zero with the impairment, and the remaining goodwill for the B27 Service Centers and B27 IPS reporting units is $73 million.

DXP will include the applicable disclosures described in this section of this letter in our  prospective filings.  In addition, we will provide disclosure in our Form 10-Q for the quarter ended June 30, 2015, that the five reporting units with aggregate goodwill of $180.3 million have fair values that are substantially in excess of the carrying values as well as other relevant disclosures with regard to reporting units where fair values are not substantially in excess of carrying values.

2.
Please expand your disclosures to provide a more detailed explanation of the specific events and known trends and uncertainties that affected the estimated fair value of the B27 IPS, B27 Service Centers and NatPro IPS reporting units and resulted in a $116,569 goodwill impairment charge. Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit’s fair value and, in light of the long-term view of impairment testing, provide an explanation as to why you determined that you will not be able to overcome these adverse factors. With regard to your B27 reporting units and in light of your recent January 2014 acquisition of B27, explain why the assumed future economic benefits including expected synergies resulting from this acquisition did not fully materialize.

Response:
B27 IPS and B27 Service Centers
DXP acquired B27 on January 1, 2014. At the time of acquisition, B27 management forecasted 2014 revenues to increase significantly over 2013 revenues based on their expectation of receiving several large orders from oil companies in South America. During the first half of 2014, the oil companies delayed the issuance of the expected purchase orders. However, oil prices increased during the period, which had previously supported the probability the projects would be funded. During the third and fourth quarters of 2014 oil prices declined and it appeared the projects related to the expected orders were being deferred indefinitely. The indefinite delay in the pending large oil and gas production related projects in South America combined with the effect of the decline in oil prices in the latter part of 2014 reduced the expected fair value of the B27 reporting units. Considering the actual results of the B27 reporting units for the nine months ended September 30, 2014 and the decline in oil prices, DXP did not believe it was reasonable to expect B27 to be able to achieve the future operating results forecasted at the time of acquisition.

NatPro IPS
During 2014 DXP was working to achieve profitability in the NatPro IPS reporting unit. The decline in oil prices during the latter part  of 2014 significantly lowered the forecasts for oil and gas activity in Canada because Canada is a high cost oil producer. This decline in forecasted oil and gas activity delayed the expected achievement of profitability for the NatPro IPS reporting unit. Considering the actual results of the NatPro IPS reporting unit for the nine months ended September 30, 2014 and the decline in oil prices, DXP did not believe it was reasonable to expect the NatPro IPS reporting unit to achieve the improved operating results in the time frame forecasted at the date of acquisition.

We note that Item 7 does disclose the industry conditions, including the decline in oil prices in the latter part of 2014 and how that impacts the Company.  In addition, the reasons for the decline in projections is disclosed in Note 8, which is referenced within MD&A.  DXP will ensure more detailed explanations of the applicable disclosures described in this section of this letter are provided in prospective filings.

Financial Statements, page 38

Note 17 – Segment and Geographical Reporting, page 64

3.
Please tell us how you considered the guidance in Rule 5-03(b)(1) of Regulation S-X for separately reporting service revenue and product revenue. In this regard, we note services are sold within your Service Center segment as well as tangible products. If you believe your total service revenue was less than 10% of your total consolidated revenue, provide us with a detailed analysis supporting your conclusion.

Response:
Service revenues for 2014 and preceding years were less than 10% of total consolidated revenues. In future filings, if revenues from services equal or exceed 10% of total revenues, DXP will show revenue from services separately as required by Item 5-03 of Regulation S-X. A detailed analysis of 2014 service revenues follows (in thousands):

Year Ended December 31, 2014
Safety Service Revenues	$ 95,704
Pump Service Revenues	13,083
Total Service Revenues	$ 108,787

Total Revenues	$ 1,500,000

Service as % of Total	7.25%

4.	Please disclose your revenues for each group of similar products. In this regard, we note that you identify five key product categories that support your three product segments.

Response:
The Company respectfully acknowledges the Staff’s comment regarding FASB guidance issued under ASC 280- 10-50-40. The Company will include external sales by product group in the footnotes for all respective periods covered in the financial statements, in a manner consistent with the product groups identified in Item 1 of our Form 10-K, on a prospective basis, commencing with our Form 10-K filing for the fiscal year ended December 31, 2015.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	The Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:  /s/  Mac McConnell
                               Mac McConnell
                       Senior Vice President and Chief Financial Officer